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                                                   Commission File No. 001-12083
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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                  FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         SCIENTIFIC GAMES HOLDINGS CORP.

             (Exact name of registrant as specified in its charter)

               Delaware                                    13-3615274
(State of incorporation or organization)                (I.R.S. Employer
                                                        Identification no.)

                          1500 Bluegrass Lakes Parkway
                            Alpharetta, Georgia 30201
                    (Address of principal executive offices)
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If this Form relates to the registration of a class of                  If this Form relates to the registration of a
debt securities and is effective upon filing pursuant to                class of debt securities and is to become
General Instruction A(c)(1) please check the following box [ ].         effective simultaneously with the effectiveness
                                                                        of a concurrent registration statement under the
                                                                        Securities Act of 1933 pursuant to General Instruction
                                                                        A(c)(2) please check the following box [ ].
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SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         Title of Each Class                      Name of Each Exchange on Which
         to be so Registered                      Each Class is to be Registered
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         Series A Participating Cumulative
         Preferred Stock Purchase Rights          New York Stock Exchange

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On July 10, 1997, the Board of Directors of Scientific Games Holdings Corp. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of the Common Stock, par value $.001 per share, of the Company (the "Common Stock") payable to holders of record as of the close of business on August 11, 1997 (the "Record Date").

         Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The "Distribution Date" means the earlier of (i) the 10th day (or such later day as may be designated by a majority of the Continuing Directors (as hereinafter defined)) after the date (the "Stock Acquisition Date") of the first public announcement that a person (other than the Company or any of its subsidiaries) has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock, other than pursuant to certain permitted offers (an "Acquiring Person") and (ii) the 10th business day (or such later day as may be designated by a majority of the Continuing Directors) after the date of the commencement of a tender or exchange offer (other than certain permitted offers) by any person which would, if consummated, result in such person becoming the beneficial owner of 20% or more of the outstanding shares of Common Stock.

         Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, each Right will be exercisable to purchase, for $84.00 (the "Purchase Price"), one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $.01 per share (the "Preferred Stock"). The terms and conditions of the Rights are set forth in a Rights Agreement dated as of July 10, 1997 between the Company and First Union National Bank, as Rights Agent (the "Rights Agreement"), a copy of which is attached as an exhibit hereto and the description thereof is qualified in its entirety by reference thereto.

         If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to elect to receive, without payment of the Purchase Price, a number of shares of Common Stock having a market value equal to the Purchase Price.

         If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

         At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), a majority of the Continuing Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

         Subject to the terms of the Company's certificate of incorporation and bylaws, the Board of Directors may redeem all of the Rights at a price of $.01 per Right at any time prior to the close of business on the 10th day after the Stock Acquisition Date (or such later date as may be designated by a majority of the Continuing Directors). After any person has become an Acquiring Person, the Rights may be redeemed only with the approval of a majority of the Continuing Directors.

         "Continuing Director" means any member of the Board of Directors who was a member of the Board prior to the time an Acquiring Person becomes such or any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, an affiliate or associate of an Acquiring Person or any representative or nominee of the foregoing.

         The Rights will expire on August 11, 2007, unless earlier exchanged or redeemed.



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         Prior to the Distribution Date, the Rights Agreement may be amended in any respect. After the Distribution Date, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons). After any person has become an Acquiring Person, the Rights Agreement may be amended only with the approval of a majority of the Continuing Directors.

         Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

         The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

         As of July 29, 1997 there were (i) 11,992,759 shares of Common Stock outstanding and (ii) 2,267,830 shares of Common Stock reserved for issuance under the Company's stock option plans.

         Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. Five hundred thousand (500,000) shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors (under some circumstances, with the concurrence of the Continuing Directors) since the Rights may be redeemed by the Company as described above.

         While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

         Each one-hundredth of a share of Preferred Stock is intended to be the economic equivalent of one share of Common Stock. Cumulative quarterly dividends on outstanding shares of Preferred Stock will be payble in an amount per share equal to the greater of (i) $1 or (ii) 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount of all non-cash dividends declared on the Common Stock.

         In addition to any other voting rights provided by law or as otherwise provided, holders of shares of Preferred Stock will have the right to vote with the holders of the Common Stock as a single class and will be entitled to 100 votes per share. In addition, if dividends on the Preferred Stock are at any time in arrears in an amount equal to six quarterly dividends, the occurrence of such contingency will mark the beginning of a "default period" which shall extend until all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each "default period," holders of the Preferred Stock and any other series of Preferred Stock then entitled to elect directors, voting together as a class, will have the right to elect two (2) directors.

         The Preferred Stock is not redeemable, and there will be no sinking fund for outstanding shares of Preferred Stock. Upon liquidation, the holders of outstanding shares of Preferred Stock will be entitled to an aggregate liquidation payment of 100 times the payment made per share of Common Stock. The Preferred Stock will be junior to all other preferred stock of the Company as to dividends and upon liquidation, but senior to the Common Stock as to dividends and upon liquidation.

ITEM 2.  EXHIBITS.

         Exhibit
         Number                          Description
         -------                         -----------

           1. Form of Rights Agreement dated as of July 10, 1997 between Scientific Games Holdings Corp. and First Union National Bank, as Rights Agent, which includes as Exhibit B thereto the form of Right Certificate.

           2. Certificate of Designation of Series A Participating Cumulative Preferred Stock, as filed with the Delaware Secretary of State on July 31, 1997.


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         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        SCIENTIFIC GAMES HOLDINGS CORP.
                                                  (Registrant)

Date: August 6, 1997           By:  /s/ C. Gray Bethea, Jr.
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                                                    C. Gray Bethea, Jr.
                                                    Vice President, Secretary,
                                                    and General Counsel